February 20, 2024

Ms. Claire Erlanger and Ms. Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	The Greenbrier Companies, Inc.

Form 10-K for the Year Ended August 31, 2023

Form 8-K furnished October 25, 2023

File No. 001-13146

Dear Ms. Erlanger and Ms. Gilmore:

Per my conversation with Ms. Erlanger on February 20, 2024, it was agreed that The Greenbrier Companies, Inc. will file its response to your comment letter dated January 22, 2024 to the above-captioned filings no later than close of business on March 8, 2024.

Thank you for your consideration of our request for an extension.

Sincerely,

/s/ Adrian J. Downes
Adrian J. Downes
Senior Vice President, Chief Financial Officer
The Greenbrier Companies, Inc.